SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Oxford Media, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

691590103

(CUSIP Number)

Christine L. Cantone
c/o Cantone Research, LLC
766 Shrewsbury Avenue
Tinton Falls, New Jersey 07724
732-450-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ]

 1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

Cantone Office Center, LLC
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) []
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3 SEC USE ONLY

--------- ---------------------------------------------------------------------

4 SOURCE OF FUNDS

WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e)

Not Applicable.
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6 CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey
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NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

7 SOLE VOTING POWER

248,193,180 (See Items 3, 4 and 5)
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8 SHARED VOTING POWER

0
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9 SOLE DISPOSITIVE POWER

248,193,180 (See Items 4 and 5)
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10 SHARED DISPOSITIVE POWER

 0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,919,680 (See Items 3, 4 and 5)
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.68% (See Items 3, 4 and 5)
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14 TYPE OF REPORTING PERSON

OO
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Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Oxford Media, Inc., a Nevada corporation, which has its principal business office at One Technology Drive, Building H, Irvine, CA 92618 (the “Company”).

Item 2. Identity and Background.

(a)  This statement is filed by Cantone Office Center, LLC, an entity organized under the laws of the State of New Jersey (“Cantone” or “the Reporting Person”).

(b)  The business address for the Reporting Person is c/o Cantone Research, LLC, 766 Shrewsbury Avenue, Tinton Falls, New Jersey 07724.

(c) The principal business of the Reporting Person is purchasing, selling, trading and investing in securities.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 17, 2007 Cantone entered into a securities purchase agreement with the Company (the “Purchase Agreement”), whereby Cantone purchased (i) a non-convertible secured debenture with a principal amount of $2,894,736.84, and (ii) 4,963.86 shares of Preferred Stock, for a total cash consideration of $2,750,000. The source of funds for this transaction was working capital of Cantone.

The stated value of the Preferred Stock issued pursuant to the Exchange Agreement and Purchase Agreement is $1,000 per share. The conversion price of the Preferred Stock is $0.02. Accordingly, the Preferred Stock held by Cantone is convertible into 248,193,180 shares of Common Stock. The Preferred Stock issued to Cantone contains a limitation prohibiting conversion thereof to the extent that Cantone (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion, however, the Preferred Stock has voting rights, on an as-converted basis, ignoring such limitations on conversion.

Prior to July 17, 2007, Cantone Research, Inc. (of which Anthony J. Cantone is the majority owner and chief executive officer) owned 200,000 shares of Common Stock. Mr. Cantone has delegated authority from the Board of Directors of Cantone Research, Inc. with respect to the shares of Common Stock owned by Cantone Research, Inc. Mr. Cantone may be deemed to share dispositive power over the shares of common stock held by Cantone Research, Inc. Mr. Cantone disclaims beneficial ownership of such shares of Common Stock, and he has no legal right to maintain such delegated authority.

Prior to July 17, 2007, Mr. Cantone had beneficial ownership over 526,500 shares of Common Stock.

Prior to July 17, 2007, two children of Anthony J. Cantone, both of whom reside with Mr. Cantone, owned an aggregate of 49,000 shares of Common Stock. Mr. Cantone disclaims beneficial ownership of such shares of Common Stock.

On July 17, 2007, the transactions contemplated by the Purchase Agreement and another series of transactions under an agreement referred to as the Securities Exchange Agreement were consummated resulting in a total of 23,048.71 shares of Preferred Stock issued and outstanding with total voting rights equivalent to 1,152,435,716 shares of Common Stock. The aggregate number of voting shares of the Company (including the 48,795,157 shares of Common Stock currently issued and outstanding, and warrants for 2,130,000 shares of Common Stock counted on as if exercised basis) is equivalent to 1,203,360,873 shares of Common Stock. As such, Cantone’s right to vote the equivalent of 248,919,680 shares of Common Stock (248,193,180 plus 726,500) represents 20.68% of the voting shares of the Company.

Item 4. Purpose of Transaction.

The purpose of this Schedule 13D is to report the transactions described in Item 3 above. In addition, pursuant to the terms of the Purchase Agreement, Cantone (or its designees) has the right to appoint two members to the board of directors of the Company (which shall not exceed 9 members). The right of Cantone (or its designees) to appoint such board members terminates the earlier of (i) written notice of such termination by Cantone to the Company or (ii) the date the debentures issued pursuant to the Purchase Agreement are paid-in-full and retired in their entirety. As of the date of this filing Cantone has not exercised its right to appoint any members to the board of directors of the Company.

Other than with respect to (i) the exercise of its right to appoint members to the board of directors of the Company as described above (and the rights of any such appointees as a member of the Company’s board of directors on matters presented to the Company’s board of directors from time to time) and (ii) the exercise of its voting rights on matters presented to the Company’s shareholders from time to time, the Reporting Person has no definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Cantone beneficially owns 248,919,680 shares of Common Stock (248,193,180 plus 726,500) of the voting securities of the Company or approximately 20.68% of the outstanding voting securities of the Company (based on 48,795,157 shares of Common Stock outstanding and warrants for 2,130,000 shares of Common Stock counted on as if exercised basis, as disclosed by the Company pursuant to the Purchase Agreement and Exchange Agreement, and a total of 23,048 shares of Preferred Stock that were issued pursuant to the Purchase Agreement and Exchange Agreement, each of which has voting rights on an as-converted basis). The Preferred Stock issued to Cantone contains a limitation prohibiting conversion thereof to the extent that Cantone (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion, however, the Preferred Stock has voting rights, on an as-converted basis, ignoring such limitations on conversion.

Anthony J. Cantone is the owner of 51% of Cantone Office Center, LLC. Mr. Cantone’s wife, Christine Cantone, owns the remaining 49% of Cantone Office Center, LLC. Mr. Cantone is also the managing member of Cantone Office Center, LLC, and as such Mr. Cantone has delegated authority from the members of Cantone Office Center, LLC with respect to the shares of Common Stock owned by Cantone. Mr. Cantone may be deemed to share dispositive power over the shares of common stock held by Cantone. Mr. Cantone disclaims beneficial ownership of such shares of Common Stock, and he has no legal right to maintain such delegated authority.

(c) Except as described in Item 3 above, the Reporting Person has not effected transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the transactions contemplated by the Purchase Agreement and Exchange Agreement, Cantone executed a voting agreement whereby it agreed to vote shares beneficially owned by it in favor of a reverse stock split of the Common Stock of up to 1 for 30. Other than this agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

1. Voting Agreement described in Item 6 above.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 10, 2007

CANTONE OFFICE CENTER, LLC

By: /s/ Anthony J. Cantone
Name: Anthony J. Cantone, Authorized Signatory

EXHIBIT

TO:	The holders of Oxford Media, Inc.’s Series C Convertible Preferred Stock

To Whom It May Concern:

This letter will confirm my agreement to vote all shares of Oxford Media, Inc. (“OXMI”) voting stock over which I have voting control in favor of any resolution presented to the shareholders of OXMI to approve a reverse stock split of up to 1 for 30. This agreement is given in consideration of, and as a condition to enter into such Securities Purchase Agreement and is not revocable by me.

By: /s/ Anthony J. Cantone Name of Shareholder: Cantone Office Center, LLC Percentage Beneficial Ownership: 20.6%